                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K

                       Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934

                        For the month of September 2000

                              Quintalinux Limited
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                (Translation of registrant's name into English)

                     Suite 2209-2217, 22/F Metro Centre II
                              21 Lam Hing Street
                            Kowloon Bay, Hong Kong
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                   (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   X                Form 40-F
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     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                       No   X
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     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Quintalinux Limited
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                                                       (Registrant)



Date: September 21, 2000                      By: /s/ DAVID C. V. LEE
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                                                  DAVID C. V. LEE
                                                  Chief Executive Officer